UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Criteo S.A.
(Name of Issuer)

American Depositary Shares, each representing one Ordinary Share, nominal value €0.025 per share
(Title of Class of Securities)

226718104
(CUSIP Number)

Connie Neumann Office and compliance manager Petrus Advisers Ltd Eighth Floor, 6 New Street Square, New Fetter Lane London EC4A 3AQ, United Kingdom +44 20 7933 8831
(Name, Address and Telephone Number of Person
Authorized to
Receive Notices and Communications)

August 16, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 226718104	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Petrus Advisers Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		0

	8	SHARED VOTING POWER
3,043,847

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,472,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,472,597

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2%[1]

14	TYPE OF REPORTING PERSON* (see instructions)
FI

[1]	Based on 55,985,114 Shares (as defined herein) outstanding as of July 26, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

CUSIP No. 226718104	13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Klaus Umek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Austrian

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		22,500

	8	SHARED VOTING POWER
3,043,847

	9	SOLE DISPOSITIVE POWER
22,500

	10	SHARED DISPOSITIVE POWER
3,472,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,495,097

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.24%[2]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[2]	Based on 55,985,114 Shares outstanding as of July 26, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

CUSIP No. 226718104	13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Till Hufnagel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(see instructions)	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS* (see instructions)
OO, PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
German

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		215,561

	8	SHARED VOTING POWER
3,043,847

	9	SOLE DISPOSITIVE POWER
215,561

	10	SHARED DISPOSITIVE POWER
3,472,597

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,688,158

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
	(see instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.59%[3]

14	TYPE OF REPORTING PERSON* (see instructions)
IN, HC

[3]	Based on 55,985,114 Shares outstanding as of July 26, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed on August 1, 2024.

CUSIP No. 226718104	13D	Page 5 of 13

EXPLANATORY NOTE

Pursuant to Rule 13d-2 under the Act, this Amendment No. 6 to the Schedule 13D (“Amendment No. 6”) amends certain items of the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 27, 2024, as amended by Amendment No. 1 filed with the Commission on April 18, 2024, Amendment No. 2 filed with the Commission on April 24, 2024, Amendment No. 3 filed with the Commission on May 15, 2024, Amendment No. 4 filed with the Commission on May 29, 2024, and Amendment No. 5 filed with the Commission on July 11, 2024 (collectively, the “Schedule 13D”), relating to the American Depositary Shares (the “ADS”), each representing one ordinary share, nominal value €0.025 per share (the “Shares”) of Criteo S.A., a French société anonyme whose headquarters are located at 32 rue Blanche, 75009 Paris, France (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

CUSIP No. 226718104	13D	Page 6 of 13

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Because the Reporting Persons have generated more proceeds from sales of ADS than they have spent on acquiring ADS and options to acquire ADS since the filing of Amendment No. 5 on July 11, 2024, the Reporting Persons have not had to source additional funds to acquire the ADS and options to acquire ADS purchased since the filing of Amendment No. 5 on July 11, 2024.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) of the Schedule 13D is hereby amended and supplemented as follows:

(a)

See rows (11) and (13) of pages 2, 3 and 4 of this Amendment No. 6 for the aggregate number of ADS and percentage of ADS beneficially owned by the Reporting Persons as of August 16, 2024. These amounts include (i) an aggregate 2,800,000 ADS that the Reporting Persons have the right to acquire within 60 days upon exercise of long standardized call options, and (ii) 510,000 ADS that the Reporting Persons have the right to recall at any time at a price of $39.90, pursuant to a repurchase agreement with RBC Bank that is scheduled to terminate on October 11, 2024. The aggregate percentage of ADS reported beneficially owned by the Reporting Persons is based upon 55,985,114 Shares outstanding as of July 26, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q filed by the Issuer with the Commission on August 1, 2024.

(b)	See rows (7) through (10) of pages 2, 3 and 4 of this Amendment No. 6 for the ADS as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition as of August 16, 2024. Each of Petrus, Mr. Hufnagel and Mr. Umek may be deemed to share voting power and share dispositive power over the ADS and options to acquire ADS held directly by the investment vehicles and managed accounts for which Petrus serves as investment manager or portfolio adviser and the private individuals who have signed powers of attorney in favor of Petrus.

(c)	The transactions in the ADS effected by the Reporting Persons since the filing of Amendment No. 5 on July 11, 2024 and through August 16, 2024 are set forth on Schedule 7 attached hereto.

CUSIP No. 226718104	13D	Page 7 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Petrus Advisers Ltd.

By:	/s/ Suraj Shah
Suraj Shah
(Name)

Director
(Title)

August 20, 2024
(Date)

By:	/s/ Klaus Umek
Klaus Umek
(Name)

August 20, 2024
(Date)

By:	/s/ Till Hufnagel
Till Hufnagel
(Name)

August 20, 2024
(Date)

CUSIP No. 226718104	13D	Page 8 of 13

SCHEDULE 7

Transactions in the ADS of the Issuer by the Reporting Persons since the filing of Amendment No. 5

The following table sets forth all transactions in the ADS effected since the filing of Amendment No. 5 on July 11, 2024 by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Reporting Person	Type	Quantity[4]	Name of Security	Price[5]	Trade Date[6]
Petrus Advisers LTD	Buy Cover	13,531	CRTO US Equity	39.893112	20240710
Petrus Advisers LTD	Buy Cover	4,587	CRTO US Equity	39.936318	20240710
Petrus Advisers LTD	Buy Cover	11,797	CRTO US Equity	39.924133	20240710
Petrus Advisers LTD	Sell Short	-3,700	CRTO US Equity	40.096622	20240710
Petrus Advisers LTD	Sell Short	-5,654	CRTO US Equity	40.102878	20240710
Petrus Advisers LTD	Sell Short	-5,000	CRTO US Equity	39.960000	20240711
Petrus Advisers LTD	Sell Short	-85,500	CRTO US Equity	40.116848	20240711
Petrus Advisers LTD	Sell Short	-27,089	CRTO US Equity	40.200000	20240711
Petrus Advisers LTD	Sell Short	-50,000	CRTO US Equity	40.276930	20240711
Petrus Advisers LTD	Sell Short	-7,645	CRTO US Equity	40.216978	20240711
Petrus Advisers LTD	Sell Short	-19,537	CRTO US Equity	40.201982	20240711
Till Hufnagel	Buy	20,000	CRTO US Equity	40.278800	20240711
Petrus Advisers LTD	Sell Short	-26,638	CRTO US Equity	40.343730	20240712
Petrus Advisers LTD	Sell Short	-200	CRTO US Equity	40.400000	20240712
Petrus Advisers LTD	Sell Short	-20,193	CRTO US Equity	40.364826	20240712
Petrus Advisers LTD	Sell Short	-6,084	CRTO US Equity	40.333013	20240715
Petrus Advisers LTD	Buy	6,000	CRTO US 08/16/24 C40 Equity	2.820000	20240716
Petrus Advisers LTD	Buy	7,000	CRTO US 08/16/24 C40 Equity	2.820000	20240716
Petrus Advisers LTD	Sell	-6,000	CRTO US 08/16/24 C45 Equity	0.830000	20240716
Petrus Advisers LTD	Sell	-7,000	CRTO US 08/16/24 C45 Equity	0.830000	20240716
Petrus Advisers LTD	Sell	-6,000	CRTO US 07/19/24 C37.5 Equity	2.650000	20240716
Petrus Advisers LTD	Sell	-7,000	CRTO US 07/19/24 C37.5 Equity	2.650000	20240716
Petrus Advisers LTD	Sell Short	-4,400	CRTO US Equity	40.243750	20240716
Petrus Advisers LTD	Buy Cover	6,577	CRTO US Equity	39.985761	20240717
Petrus Advisers LTD	Buy Cover	6,548	CRTO US Equity	39.853089	20240717

[4]	Quantity of options reflects number of contracts, with each contract representing 100 ADS.
[5]	Price per share in US dollars.
[6]	Trade dates are following the format YYYYMMDD.

CUSIP No. 226718104	13D	Page 9 of 13

Petrus Advisers LTD	Buy Cover	3,452	CRTO US Equity	39.964196	20240717
Petrus Advisers LTD	Buy Cover	8,567	CRTO US Equity	39.986587	20240717
Petrus Advisers LTD	Sell Short	-1,039	CRTO US Equity	40.236208	20240717
Petrus Advisers LTD	Buy Cover	12,500	CRTO US Equity	40.129366	20240718
Petrus Advisers LTD	Buy Cover	25,000	CRTO US Equity	40.000681	20240718
Petrus Advisers LTD	Sell Short	-11,300	CRTO US Equity	40.185000	20240719
Petrus Advisers LTD	Sell Short	-48,300	CRTO US Equity	39.931749	20240719
Petrus Advisers LTD	Sell Short	-38,600	CRTO US Equity	40.350078	20240719
Petrus Advisers LTD	Sell Short	-48,500	CRTO US Equity	40.515000	20240719
Petrus Advisers LTD	Sell Short	-55,000	CRTO US Equity	40.314407	20240719
Petrus Advisers LTD	Sell Short	-65,000	CRTO US Equity	40.408392	20240719
Petrus Advisers LTD	Buy Cover	8,000	CRTO US Equity	40.737648	20240722
Petrus Advisers LTD	Sell Short	-17,993	CRTO US Equity	42.800000	20240722
Petrus Advisers LTD	Sell Short	-20,000	CRTO US Equity	42.885000	20240722
Petrus Advisers LTD	Sell Short	-17,290	CRTO US Equity	42.530174	20240722
Petrus Advisers LTD	Sell Short	-15,200	CRTO US Equity	40.900000	20240722
Petrus Advisers LTD	Sell Short	-49,800	CRTO US Equity	40.898032	20240722
Petrus Advisers LTD	Sell Short	-122,800	CRTO US Equity	42.022404	20240722
Petrus Advisers LTD	Buy Cover	12	CRTO US Equity	40.890000	20240722
Petrus Advisers LTD	Sell Short	-25,000	CRTO US Equity	40.817841	20240722
Petrus Advisers LTD	Sell Short	-12,098	CRTO US Equity	41.031677	20240722
Petrus Advisers LTD	Sell Short	-37,902	CRTO US Equity	41.254861	20240722
Petrus Advisers LTD	Sell Short	-30,500	CRTO US Equity	44.900000	20240722
Petrus Advisers LTD	Sell	-150	CRTO US Equity	41.220000	20240722
Petrus Advisers LTD	Buy Cover	19,000	CRTO US Equity	45.740222	20240723
Petrus Advisers LTD	Sell Short	-14,600	CRTO US Equity	45.230000	20240723
Petrus Advisers LTD	Sell Short	-12,000	CRTO US Equity	45.515000	20240723
Petrus Advisers LTD	Sell Short	-27,100	CRTO US Equity	45.495554	20240723
Petrus Advisers LTD	Sell Short	-50,231	CRTO US Equity	45.615013	20240723
Petrus Advisers LTD	Sell Short	-1,020	CRTO US Equity	45.650000	20240723

CUSIP No. 226718104	13D	Page 10 of 13

Petrus Advisers LTD	Buy	20,000	CRTO US Equity	45.795071	20240723
Petrus Advisers LTD	Buy Cover	319	CRTO US Equity	45.980000	20240723
Petrus Advisers LTD	Buy Cover	28,482	CRTO US Equity	45.930000	20240723
Petrus Advisers LTD	Sell Short	-10,000	CRTO US Equity	45.370000	20240723
Petrus Advisers LTD	Sell Short	-22,540	CRTO US Equity	45.284938	20240723
Petrus Advisers LTD	Buy Cover	448	CRTO US Equity	46.100491	20240723
Petrus Advisers LTD	Buy Cover (directly from Klaus Umek)	23,372	CRTO US Equity	45.930000	20240723
Klaus Umek	Sell (directly to Petrus Advisers LTD)	-23,372	CRTO US Equity	45.930000	20240723
Klaus Umek	Sell	-48,211	CRTO US Equity	45.598100	20240723
Petrus Advisers LTD	Buy Cover	2,000	CRTO US Equity	45.056770	20240724
Petrus Advisers LTD	Buy Cover	16,500	CRTO US Equity	45.128377	20240724
Petrus Advisers LTD	Buy Cover	7,192	CRTO US Equity	44.980099	20240724
Petrus Advisers LTD	Buy Cover	3,811	CRTO US Equity	45.147652	20240724
Petrus Advisers LTD	Buy Cover	27,925	CRTO US Equity	44.964077	20240724
Petrus Advisers LTD	Buy Cover	12	CRTO US Equity	44.840000	20240724
Petrus Advisers LTD	Buy Cover	5,000	CRTO US Equity	44.479575	20240725
Petrus Advisers LTD	Buy Cover	11,290	CRTO US Equity	45.059672	20240725
Petrus Advisers LTD	Buy Cover	15,000	CRTO US Equity	45.246788	20240725
Petrus Advisers LTD	Buy Cover	2,080	CRTO US Equity	44.639553	20240725
Petrus Advisers LTD	Buy Cover	37,193	CRTO US Equity	45.226724	20240725
Petrus Advisers LTD	Buy Cover	20,000	CRTO US Equity	44.872824	20240725
Petrus Advisers LTD	Sell Short	-7,000	CRTO US Equity	44.915000	20240725
Petrus Advisers LTD	Buy Cover	560	CRTO US Equity	44.792330	20240725
Petrus Advisers LTD	Buy Cover	1,250	CRTO US Equity	45.296720	20240725
Petrus Advisers LTD	Sell Short	-3,800	CRTO US Equity	45.500000	20240725
Petrus Advisers LTD	Buy Cover	31,000	CRTO US Equity	45.452088	20240726
Petrus Advisers LTD	Buy Cover	16,446	CRTO US Equity	45.357245	20240726
Petrus Advisers LTD	Buy Cover	3,554	CRTO US Equity	45.311770	20240726
Petrus Advisers LTD	Buy Cover	12	CRTO US Equity	45.270000	20240726

CUSIP No. 226718104	13D	Page 11 of 13

Petrus Advisers LTD	Buy Cover	14,000	CRTO US Equity	44.427581	20240729
Petrus Advisers LTD	Buy Cover	4,000	CRTO US Equity	43.426059	20240729
Petrus Advisers LTD	Buy Cover	19,898	CRTO US Equity	44.426070	20240729
Petrus Advisers LTD	Buy Cover	102	CRTO US Equity	44.100392	20240729
Petrus Advisers LTD	Buy Cover	20,000	CRTO US Equity	43.708910	20240729
Till Hufnagel	Buy	10,000	CRTO US Equity	44.422200	20240729
Petrus Advisers LTD	Buy Cover	5,000	CRTO US Equity	43.707746	20240730
Petrus Advisers LTD	Buy Cover	8,389	CRTO US Equity	43.683603	20240730
Petrus Advisers LTD	Buy Cover	11,611	CRTO US Equity	43.236477	20240730
Petrus Advisers LTD	Buy Cover	5,000	CRTO US Equity	44.624768	20240731
Petrus Advisers LTD	Sell Short	-12,400	CRTO US Equity	44.830000	20240731
Petrus Advisers LTD	Sell Short	-25,860	CRTO US Equity	44.776133	20240731
Petrus Advisers LTD	Sell Short	-5,622	CRTO US Equity	44.605000	20240731
Petrus Advisers LTD	Buy Cover	7,668	CRTO US Equity	44.471423	20240731
Petrus Advisers LTD	Sell Short	-24,271	CRTO US Equity	44.820632	20240731
Klaus Umek	Buy	22,500	CRTO US Equity	48.200000	20240801
Petrus Advisers LTD	Buy Cover	56,500	CRTO US Equity	47.600682	20240801
Petrus Advisers LTD	Buy Cover	15,943	CRTO US Equity	46.458032	20240801
Petrus Advisers LTD	Buy Cover	14,174	CRTO US Equity	46.323821	20240801
Petrus Advisers LTD	Buy Cover	10,148	CRTO US Equity	47.621162	20240801
Petrus Advisers LTD	Sell Short	-18,000	CRTO US Equity	47.325000	20240801
Petrus Advisers LTD	Buy Cover	30,754	CRTO US Equity	47.445050	20240801
Petrus Advisers LTD	Buy Cover	19,304	CRTO US Equity	47.536752	20240801
Petrus Advisers LTD	Sell Short	-25,515	CRTO US Equity	47.821324	20240801
Petrus Advisers LTD	Buy Cover	26,000	CRTO US Equity	46.653293	20240802
Petrus Advisers LTD	Sell Short	-10,000	CRTO US Equity	47.525000	20240802
Petrus Advisers LTD	Sell Short	-1,555	CRTO US Equity	47.661592	20240802
Petrus Advisers LTD	Sell Short	-8,894	CRTO US Equity	47.024708	20240802
Petrus Advisers LTD	Buy Cover	50,000	CRTO US Equity	46.729632	20240802
Petrus Advisers LTD	Buy Cover	71,262	CRTO US Equity	44.209300	20240805
Petrus Advisers LTD	Sell	-10,000	CRTO US 08/16/24 C35 Equity	8.950000	20240805

CUSIP No. 226718104	13D	Page 12 of 13

Petrus Advisers LTD	Buy	10,000	CRTO US 10/18/24 C45 Equity	3.300000	20240805
Petrus Advisers LTD	Buy	5,000	CRTO US 10/18/24 C45 Equity	3.300000	20240805
Petrus Advisers LTD	Sell	-5,000	CRTO US 08/16/24 C35 Equity	8.950000	20240805
Petrus Advisers LTD	Buy Cover	19,455	CRTO US Equity	43.158220	20240805
Petrus Advisers LTD	Buy Cover	10,545	CRTO US Equity	43.329078	20240805
Petrus Advisers LTD	Buy Cover	1,675	CRTO US Equity	43.543922	20240805
Petrus Advisers LTD	Buy Cover	25,495	CRTO US Equity	43.338225	20240805
Petrus Advisers LTD	Buy	546	CRTO US Equity	43.440000	20240805
Petrus Advisers LTD	Sell Short	-8,500	CRTO US Equity	43.930000	20240806
Petrus Advisers LTD	Sell Short	-5,251	CRTO US Equity	43.905290	20240806
Petrus Advisers LTD	Sell Short	-21,593	CRTO US Equity	44.157803	20240806
Petrus Advisers LTD	Buy Cover	91,500	CRTO US Equity	45.553609	20240807
Petrus Advisers LTD	Sell Short	-20,845	CRTO US Equity	45.935000	20240807
Petrus Advisers LTD	Buy Cover	13,506	CRTO US Equity	45.420763	20240807
Petrus Advisers LTD	Sell Short	-5,700	CRTO US Equity	44.451140	20240807
Petrus Advisers LTD	Buy	27,600	CRTO US Equity	45.975234	20240808
Petrus Advisers LTD	Sell	-11,378	CRTO US Equity	46.765000	20240808
Petrus Advisers LTD	Sell	-5,000	CRTO US Equity	46.635000	20240808
Petrus Advisers LTD	Buy Cover	19,928	CRTO US Equity	46.466577	20240808
Petrus Advisers LTD	Buy Cover	4,500	CRTO US Equity	46.901636	20240808
Petrus Advisers LTD	Sell	-20,000	CRTO US Equity	46.745000	20240808
Petrus Advisers LTD	Sell Short	-79,888	CRTO US Equity	46.717436	20240808
Petrus Advisers LTD	Buy	5,070	CRTO US Equity	46.129570	20240808
Petrus Advisers LTD	Sell	-2,348	CRTO US Equity	46.812798	20240808
Petrus Advisers LTD	Sell Short	-1,065	CRTO US Equity	46.902207	20240808
Petrus Advisers LTD	Buy Cover	41,400	CRTO US Equity	47.538179	20240809
Petrus Advisers LTD	Buy Cover	7,882	CRTO US Equity	47.506482	20240809
Petrus Advisers LTD	Sell Short	-22,299	CRTO US Equity	47.690806	20240809
Petrus Advisers LTD	Buy Cover	58,300	CRTO US Equity	47.769685	20240812
Petrus Advisers LTD	Buy Cover	5,500	CRTO US Equity	47.660776	20240812

CUSIP No. 226718104	13D	Page 13 of 13

Petrus Advisers LTD	Buy Cover	16,500	CRTO US Equity	47.680546	20240812
Petrus Advisers LTD	Buy Cover	39,000	CRTO US Equity	48.003079	20240813
Petrus Advisers LTD	Buy Cover	22,500	CRTO US Equity	47.714367	20240813
Petrus Advisers LTD	Buy Cover	40,000	CRTO US Equity	48.067716	20240813
Petrus Advisers LTD	Buy Cover	5,659	CRTO US Equity	47.715832	20240813
Petrus Advisers LTD	Buy Cover	14,341	CRTO US Equity	47.695088	20240813
Petrus Advisers LTD	Buy Cover	1,000	CRTO US Equity	48.064710	20240813
Petrus Advisers LTD	Buy Cover	2,500	CRTO US Equity	48.119524	20240814
Petrus Advisers LTD	Buy Cover	200	CRTO US Equity	48.190000	20240814
Petrus Advisers LTD	Buy Cover	11,400	CRTO US Equity	48.463786	20240815
Petrus Advisers LTD	Buy Cover	10,000	CRTO US Equity	48.685612	20240816
Petrus Advisers LTD	Sell	-5,000	CRTO US 10/18/24 C37.5 Equity	11.400000	20240816
Petrus Advisers LTD	Buy	5,000	CRTO US 10/18/24 C45 Equity	4.960000	20240816
Petrus Advisers LTD	Buy	5,000	CRTO US 10/18/24 C47.5 Equity	3.500000	20240816
Petrus Advisers LTD	Sell	-5,000	CRTO US 10/18/24 C52.5 Equity	1.180000	20240816
Petrus Advisers LTD	Sell Short	-30,000	CRTO US Equity	48.500000	20240816
Petrus Advisers LTD	Assignment (Short)	13,000 -1,300,000	CRTO US 08/16/24 C45 Equity CRTO US Equity	0.000000 45.000000	20240816 20240816
Petrus Advisers LTD	Exercise (Cover)	-13,000 1,300,000	CRTO US 08/16/24 C40 Equity CRTO US Equity	0.000000 40.000000	20240816 20240816